Filed by AGL RESOURCES INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934, as amended

Subject Company: Nicor Inc.
Commission File No: 001-07297

AGL Resources-Nicor Integration Process

The New Year is well underway and promises to be a remarkable one for AGL Resources. Planning for a successful integration with Nicor is one of our most important priorities this year. The combined company will create the largest system of affiliated natural gas-only distribution companies in the country, serving approximately 4.5 million customers. We expect to consummate the merger in the second half of 2011 after receiving all required approvals.

In creating this industry-leading company, we will focus on how we can best utilize each company’s strengths to bring the two together as successfully and seamlessly as possible. Doing that well will take some time. Our guiding principles for this integration include ongoing communication with our employees, working with sensitivity of the cultures of both companies, leveraging the best talent across both organizations, focusing on solutions for the long term, and taking appropriate actions to meet the expectations of our customers, regulatory agencies and shareholders. We expect the initial integration to take 12 to 18 months, followed by ongoing refinements to our operating model over a more extended period of time. Of course, none of our plans will be implemented before the merger is complete. To lead this vital work, the Transition Committee has authorized the formation of:

Integration Teams: We will form a number of functional Integration Teams comprised of subject matter experts from both companies. These teams will analyze current state metrics, financials and operating models; design and recommend operating models to fulfill integration strategy expectations; develop a business case to support all recommendations; and develop post-merger implementation plans. AGL Resources and Nicor currently are forming the Integration Teams. Once the team members have been selected, we will share that with you, along with next steps about their work and how the process will unfold.

To further support the integration, the Transition Committee has named the following individuals to lead the Integration Teams:

Integration Team Leader: Beth Reese, vice president, Operational Planning and Analysis for AGL Resources, will serve as the Integration Team Leader. She will be responsible for managing the integration project plan to achieve our strategy and results. At the same time, she will ensure that the cultural and change management aspects of the project are met in a manner consistent with the expectations of the Transition Committee.

Nicor Team Leader: Sharon Grove, assistant vice president, Customer Care, Nicor Gas, will serve as the Nicor Team Leader. She will coordinate access to people, data and systems in support of the integration teams. Sharon will partner with Beth to refine the project approach and plans as necessary to improve effectiveness and help address employee issues and concerns.

As with any corporate merger, the question that is likely to be most top-of-mind for many employees is: “What does this mean for me and my job?” I can assure you that the focus of this integration is not about reducing headcount, but the realities are that people and positions will be affected in order to successfully combine our two companies. The Transition Committee and Integration Teams will make certain that we minimize the impact to employees, and our pledge to employees, as we have made during other large-scale undertakings in the past, is to keep our employees as informed as possible as we move through the transition period towards consummation of the merger. As Transition Committee Chair, Drew Evans will be keeping you informed of all important developments regarding the transition. Our focus will be creating the right operating models and organizational structures for our employees and customers as we form a new industry-leading company. Whether you will serve on an Integration Team or remain focused on the important work you do every day, we need your continued contributions in order to be successful.

If you have any questions, I encourage you to speak with your supervisor or send an email to aglr-nicor-questions@aglresources.com. From your questions we will develop a Q&A to share with all AGL Resources employees that will be posted to the merger communications page on Planet at http://home/MergerCommunications.asp. Since we are in the early stages of this process, we may not be able to answer all of your questions right away. We do want to hear what’s on your mind and will answer your questions as quickly and completely as possible.

John W. Somerhalder II

Forward Looking Statements
To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and the expected timing of the completion of the transaction. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2009, and Item 1.A in each of AGL Resources’ and Nicor’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information
In connection with the proposed merger, AGL Resources plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of AGL Resources and Nicor that also constitutes a prospectus of AGL Resources. AGL Resources and Nicor will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, free of charge, at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in its definitive proxy statement filed with the SEC by AGL Resources on March 15, 2010, and information regarding Nicor directors and executive officers is available in its definitive proxy statement filed with the SEC by Nicor on March 10, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.